SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           ----------------------


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     Dot Com Entertainment Group, Inc.
                --------------------------------------------
                              (Name of Issuer)


                                Common Stock
               ----------------------------------------------
                       (Title of Class of Securities)


                                  25848Q10
              -----------------------------------------------
                               (CUSIP Number)

                        Christopher W. Morgan, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                          Suite 1820, North Tower
                              Royal Bank Plaza
                      Toronto, Ontario, Canada M5J 2J4
            ----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 9, 2001
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

                           ----------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




      CUSIP NO. 25848Q10              13D                 Page 2 of 6 Pages


------------------------------------------------------------------------------
(1)        Name of Reporting Persons.
           IRS Identification Nos. of Above Persons (entities only)

           Cryptologic Inc.
------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group (See
           Instructions)                                             (a) |_|
                                                                     (b) |_|
------------------------------------------------------------------------------
(3)        SEC Use Only

------------------------------------------------------------------------------
(4)        Source of Funds (See Instructions)

           WC
------------------------------------------------------------------------------
(5)        Check if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e).                                        |_|
------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization

           Ontario, Canada
------------------------------------------------------------------------------
                                   (7)   Sole Voting Power

                  Number of              763,800
                   Shares          -------------------------------------------
                Beneficially       (8)   Shared Voting Power
                   Owned
                 by Each                 0
                 Reporting         -------------------------------------------
                Person With        (9)   Sole Dispositive Power

                                         763,800
                                   -------------------------------------------
                                   (10)  Shared Dispositive Power

                                         0
------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person

           763,800 (See Item 5 herein)
------------------------------------------------------------------------------
(12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions)                                     |_|
------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)

           7.1% (See Item 5 herein)
------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)

           CO
==============================================================================





ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D relates to the shares ("Shares") of common stock of Dot Com Entertainment Group, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer are at 300 Delaware Avenue, Buffalo, New York 14202.

ITEM 2.   IDENTITY AND BACKGROUND

          The person filing this statement is Cryptologic Inc., an Ontario corporation ("Cryptologic"). The principal business address and the address of the principal office of Cryptologic is 1867 Yonge Street, 7th Floor, Toronto, Ontario M4S 1Y5.

          Cryptologic, is primarily engaged in the business of developing and licensing Internet software and also processes Internet transactions.

          The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Cryptologic, is set forth in Schedule A attached hereto.

          Neither Cryptologic, nor any executive officer or director of Cryptologic, has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The aggregate purchase price of the 763,800 Shares purchased by the Cryptologic was Canadian $619,800.00 (including commissions). The source of funding for the purchase of these Shares was the general working capital of Cryptologic.

ITEM 4.   PURPOSE OF TRANSACTION

          Cryptologic has acquired the Shares of the Issuer for investment purposes. In that connection, Cryptologic may have its representatives meet with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. Cryptologic intends to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, Cryptologic may acquire additional shares of the Issuer as it deems appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, Cryptologic may dispose of some or all of its Shares in the open market, in privately negotiated transactions or otherwise.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the close of business on March 13, 2001, Cryptologic is the beneficial owner of, in the aggregate, 763,800 Shares, representing approximately 7.1% of the Issuer's outstanding Shares (based upon the 10,704,444 Shares stated to be outstanding as of September 30, 2000 by the Issuer in its Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on November 1, 2000).

          (b) Cryptologic has sole voting power and sole dispositive power with respect to the 763,800 Shares that it owns directly.

          (c) The following table sets forth all transactions with respect to Shares effected during the past 60 days by Cryptologic. All such transactions were effected in the open market and in Canadian dollars.


                                 NO. OF        PRICE
                                 SHARES        PER
NAME              DATE           PURCHASED     SHARE     COST OF SHARES        COMMISSIONS        TOTAL COST
----              ----           ---------     -----     --------------        -----------        ----------

Cryptologic       02/Mar/01        325,800     $0.78       $254,124.00         $6,516.00         $260,640.00
  Inc.

Cryptologic       09/Mar/01        438,000     $0.80       $350,400.00         $8,760.00         $359,160.00
  Inc.                             -------                 -----------        ----------         -----------
                                   763,800                 $604,524.00        $15,276.00         $619,800.00
                                   =======                 ===========        ==========         ===========


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as described herein, neither Cryptologic nor any person referred to in Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.


                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2001

                                            CRYPTOLOGIC INC.


                                            By: /s/ Harvey Solursh
                                                ---------------------------
                                            Title: Chief Financial Officer



                                 SCHEDULE A

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                              CRYPTOLOGIC INC.


          The following sets forth the name, position and principal occupation of each director and executive officer of Cryptologic. Each such person is a citizen of Canada. The business address of each such person is 1867 Yonge Street, 7th Floor Toronto, Ontario M4S 1Y5. To the best of Cryptologic's knowledge, none of the directors or executive officers of the Cryptologic owns any Shares of the Issuer.


NAME             POSITION                        OCCUPATION
----             --------                        ----------

Jean Noelting    President and Chief Executive   Employee of Cryptologic.
                 Officer

Edwin Cohen      Director                        Director of Knightcove
                                                 Entertainment Corp. and
                                                 Northhampton Group Inc.

Austin Page      Director, Chairman              President of Management
                                                 Performance Inc. located
                                                 in Kingston, Ontario.

Andrew Rivkin    Director                        Co-founder of the Cryptologic.

Mark Rivkin      Director                        Co-founder of the Cryptologic.

David            Director                        Chairman and Chief Executive
Cynamon                                          Officer of KIK
                                                 Corporation, a corporation
                                                 involved in the North
                                                 American private label
                                                 household products
                                                 industry. Shareholder in
                                                 Playdium Entertainment
                                                 Corp.

Dennis Wing      Director                        Director of International
                                                 Operations for Fahnestock
                                                 & Co. Inc., a U.S.
                                                 investment bank.

Anatoly Plotkin  Chief Technology Officer        Employee of Cryptologic.

Harvey Solursh   Chief Financial Officer         Employee of Cryptologic.

Jenny Solursh    Senior Vice-President           Employee of Cryptologic.

Robert           Secretary                       Senior partner with the
                                                 law firm of Stikeman,
                                                 Graham Stikeman & Keeley